SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL was Brazil’s on-time performance leader in 2016

São Paulo, January 06, 2017 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, with operations in passenger transportation, cargo transportation and coalition loyalty programs, announces that it was Brazil’s most punctual airline in 2016, with on-time performance of 84.63%*, according to the OAG (Official Airline Guide), a specialized and independent company for monitoring on-time performance globally, that tracked more than 54 million flights worldwide. In addition to leadership in Brazil, GOL placed second among all low-cost carriers and also ranked 13th among the world's principal airlines.

In addition to the achievement of the OAG evaluation, GOL maintained the leading position in on-time performance in Brazil for the fourth year in a row, with 94.77% of flights departing at the scheduled time, according to Infraero data. The Brazilian entity considers delays in the departures of more than 30 minutes, having in this period the GOL realized more than 230,000 flights.

"This is the result of the constant improvement of GOL's operating performance and was achieved through our investment in people, processes and systems, which are consistent with the Company's commitment to maintain and improve on-time performance - a factor extremely important for customer satisfaction and preference. We will continue to invest in smart and effective solutions in order to preserve on-time performance of our operations, mitigating impacts generated by the many factors which influence operations, such as an adverse weather conditions, for example", said Sérgio Quito, GOL’s Vice President of Operations.

Frequently, GOL warns passengers about the on-time performance of its flights through a voice message inside the aircraft, and also invests in other fronts to ensure more flexibility and convenience during all stages of the travel.  In addition, the company works internally with the goal of zero-minute tolerance for delays, ensuring maximum control of operational efficiency.

Click here to access the complete data from the study.

* OAG’s definition of on-time performance (OTP) is a flight that arrives within 14 minutes and 59 seconds (under 15 minutes) of its scheduled arrival time.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

GOL was Brazil’s on-time performance leader in 2016

About GLAI - GOL Linhas Aéreas Inteligentes S.A

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 800 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), the Company has the following ratings: CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.